UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*

                          Charter Communications, Inc.
                          ----------------------------
                              Class A Common Stock
                              --------------------
                                   16117M10-7
                                   ----------
                                February 14, 2000
                                -----------------


         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         / /      Rule 13d-1(b)

         /X/      Rule 13d-1(c)

         / /      Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for the reporting person's initial filing on this form with respect the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 16117M10-7                                             Page 2 of 7
--------------------------------------------------------------------------------
1.     Names of Reporting Persons
       I.R.S. Identification Nos. of above persons (entities only).

       TCID of Michigan, Inc.
       EIN: 840962849
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of  Group (See Instructions)

       (a)
          ----------------------------------------------------------------------
       (b)          X
          ----------------------------------------------------------------------
--------------------------------------------------------------------------------
3.     SEC Use Only
--------------------------------------------------------------------------------
4.     Citizenship or Place of Organization     Nevada
                                              ----------------------------------
--------------------------------------------------------------------------------
                        5.   Sole Voting Power                        15,117,743
  Number of Shares                            ----------------------------------
 Beneficially Owned     6.   Shared Voting Power                               0
  by Each Reporting                             --------------------------------
     Person With:       7.   Sold Dispositive Power                   15,117,743
                                                   -----------------------------
                        8.   Shared Dispositive Power                          0
                                                     ---------------------------
--------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting
       Person                                                         15,117,743
             -------------------------------------------------------------------

10.    Check if the Aggregate Amount in Row (9) Excludes Certain
       Shares (See Instructions)
                                ------------------------------------------------

11.    Percent of Class Represented by Amount in Row (9)                    6.4%
                                                        ------------------------

12.    Type of Reporting Person (See Instructions)                            CO
                                                  ------------------------------

CUSIP Number: 16117M10-7                                             Page 3 of 7
--------------------------------------------------------------------------------
1.     Names of Reporting Persons
       I.R.S. Identification Nos. of above persons (entities only).

       TCI Bresnan LLC
       841504601
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of  Group (See Instructions)

       (a)
          ----------------------------------------------------------------------

       (b)          X
          ----------------------------------------------------------------------
--------------------------------------------------------------------------------
3.       SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization         Delaware
                                             -----------------------------------
--------------------------------------------------------------------------------
                        5.   Sole Voting Power                         9,098,006
  Number of Shares                            ----------------------------------
 Beneficially Owned     6.   Shared Voting Power                               0
  by Each Reporting                             --------------------------------
     Person With:       7.   Sole Dispositive Power                    9,098,006
                                                   -----------------------------
                        8.   Shared Dispositive Power                          0
                                                     ---------------------------
--------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting
       Person                                                          9,098,006
             -------------------------------------------------------------------

10.    Check if the Aggregate Amount in Row (9) Excludes Certain
       Shares (See Instructions)
                                ------------------------------------------------

11.    Percent of Class Represented by Amount in Row (9)                    3.9%
                                                        ------------------------

12.    Type of Reporting Person (See Instructions)                            OO
                                                  ------------------------------

CUSIP Number: 16117M10-7                                             Page 4 of 7

Item 1.

         (a)           Name of Issuer:      Charter Communications, Inc.

         (b)           Address of Issuer's Principal Executive Officers:

                       12444 Powerscourt Drive
                       Suite 400
                       St. Louis, MO 63131

Item 2.

         (a)-(c) Name, Principal Business Address, and Citizenship of Persons Filing:

                       (1)   TCID of Michigan, Inc.
                             c/o AT&T Broadband
                             9197 South Peoria Street
                             Englewood, CO 80112
                             Citizenship:   Nevada

                       (2)   TCI Bresnan LLC
                             c/o AT&T Broadband
                             9197 South Peoria Street
                             Englewood, CO 80112
                             Citizenship:   Delaware

         (d)           Title of Class of Securities: Class A Common Stock

         (e)           CUSIP Number:16117M10-7

Item 3.  Not Applicable.

Item 4.  Ownership.

                       The information in items 1 and 5 through 11 on the cover pages (pp. 2-3) on Schedule 13G is hereby incorporated by reference.

                       On February 14, 2000, each of the Reporting Persons acquired limited liability company interests in CC VIII, LLC, which interests are designated "Class A Preferred Units." On the same date, each of the Reporting Persons entered into that certain Exchange Agreement by and between Charter Communications, Inc., a Delaware corporation and the holders listed on the signature pages thereto (the "Exchange Agreement"). Pursuant to the Exchange Agreement, each Class A Preferred Unit of CC VIII, LLC is exchangeable into one share of Class A Common Stock of the Issuer or, in the event certain conditions designed to prevent economic dilution of the Reporting Persons are not met, into a number of shares of Class A Common Stock of the Issuer determined by a formula contained in the Exchange Agreement.

Item 5.  Ownership of Five Percent or Less of a Class.

                       Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                       Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                       Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

                       Not Applicable.

Item 9.  Notice of Dissolution of Group.

                       Not Applicable.

Item 10. Certification.

                       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    February 22, 2000                  TCID OF MICHIGAN, INC.


                                            /s/  Carol O'Keefe
                                            ----------------------
                                            By:  Carol O'Keefe, Vice President


Date:    February 22, 2000                  TCI BRESNAN LLC


                                            /s/  Carol O'Keefe
                                            ----------------------
                                            By:  Carol O'Keefe, Vice President

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock of Charter Communications, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 22nd day of February, 2000.

                                            TCID OF MICHIGAN, INC.


                                            /s/  Carol O'Keefe
                                            ----------------------
                                            By:  Carol O'Keefe, Vice President


                                            TCI BRESNAN LLC


                                            /s/  Carol O'Keefe
                                            ----------------------
                                            By:  Carol O'Keefe, Vice President